

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

August 28, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 27, 2025, The Nasdaq Stock Market (the "Exchange") received from Sayona Mining Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares*

American Depositary Shares (“ADS”), each representing 1,500 ordinary shares

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi

* Application made for registration purposes only, not for trading, and only in connection with the listing of the ADSs on The Nasdaq Stock Market LLC. Each ADS represents 1,500 ordinary shares, and the ADSs are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6, as amended (333-286750). Accordingly, the ADSs are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8.